Griffiths McBurney Corp.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2015
	$
ASSETS	
Cash	**4,995,090**
Cash segregated under federal regulations *[note 8]*	**4,000,051**
Due from clearing broker *[note 3]*	**6,730,991**
Due from customers	**314,210**
Commodity taxes recoverable *[note 9]*	**49,643**
Income taxes recoverable	**215,509**
Deferred tax asset *[note 7]*	**70,146**
Other assets	**66,723**
Total assets	**16,442,363**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued liabilities *[note 4]*	**594,649**
Due to affiliates *[note 3]*	**419,227**
Due to clearing broker *[note 3]*	**314,210**
Due to customers	**5,507,636**
Due to prime brokers	**1,223,355**
Total liabilities	**8,059,077**
Stockholder's equity	
Capital stock *[note 5]*	**2,875,000**
Retained earnings	**5,508,286**
Total stockholder's equity	**8,383,286**
Total liabilities and stockholder's equity	**16,442,363**

See accompanying notes which are an integral part of these financial statements

On behalf of the Board:

Director